For immediate release

FURTHER CAUTIONARY ANNOUNCEMENT

June 28, 2011 - Anooraq Resources Corporation (“Anooraq”) (TSXV: ARQ; NYSE Amex: ANO; JSE: ARQ) advises that shareholders of Anooraq (“Shareholders”) should refer to the cautionary announcement dated May 13, 2011 relating to the discussions between Anooraq and Anglo Platinum Limited (the “Parties”) surrounding a potential transaction between them. As stated in that announcement, the nature of these discussions surrounds the completion of a strategic review by the Parties of the assets and financing structures of, and relating to Bokoni Platinum Holdings (Pty) Limited, with a view to Anooraq effecting a restructuring and refinancing transaction in respect thereof.

As these discussions remain ongoing, Shareholders are advised to continue to exercise caution when dealing in their Anooraq securities until a further announcement is made.

In terms of paragraph 3.9 of the Listings Requirements of JSE Limited, shareholders of Anooraq are advised that the Anooraq Restructuring may have a material impact on the price at which the securities of Anooraq are trading.

Johannesburg, 28 May 2011
Issued on behalf of Anooraq Resources Corporation

On behalf of Anooraq

Joel Kesler
Executive: Corporate Development
Office: +27 11 779 6800
Mobile: +27 82 454 5556

Russell and Associates
Charmane Russell / Nicola Taylor
Office: +27 11 880 3924
Mobile: +27 82 372 5816 / +27 82 927 8957

Macquarie First South Advisers
Natalie Di-Sante/ Annerie Britz/ Yvette Labuschagne/ Melanie de Nysschen
Office: +27 11 583 2000

Neither the TSX Venture Exchange not its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. The NYSE Amex has neither approved nor disapproved the contents of this press release.

For further information on Anooraq, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission at www.sec.gov and home jurisdiction filings that are available at www.sedar.com. The Company's Annual Report on Form 40-F, which includes its audited financial statements for the fiscal year ended December 31, 2010, was filed with the Securities and Exchange Commission on March 23, 2011 and is available at www.sec.gov. Shareholders have the ability to receive a hard copy of the Company's complete audited financial statements free of charge upon request.